SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 31578]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

April 24, 2015

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of April 2015. A copy of each application may be obtained

via the Commission's website by searching for the file number, or for an applicant using the

Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An

order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the address

below and serving the relevant applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the SEC by 5:30 p.m. on May 19, 2015, and should be

accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Commission's Secretary.

Address: The Commission: Brent J. Fields, Secretary, U.S. Securities and Exchange

Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

UBS Cashfund Inc. [File No. 811-2802]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On June 19, 2014, applicant made a liquidating distribution to its shareholders, based on net asset

value. Applicant has retained $4,093 in cash to pay outstanding liabilities. Expenses of $66,724

incurred in connection with the liquidation were paid by UBS Global Asset Management

(Americas) Inc., applicant's investment adviser.

Filing Date: The application was filed on March 12, 2015.

Applicant's Address: c/o UBS Global Asset Management (Americas) Inc., Attn: Keith A.

Weller, 1285 Avenue of the Americas, 12th Floor, New York, NY 10019-6028.

Ambassador Funds [File No. 811-9941]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On October 15, 2012, applicant made a liquidating distribution to its shareholders, based on net

asset value. Expenses incurred in connection with the liquidation were paid by applicant's

investment adviser.

Filing Date: The application was filed on May 7, 2013.

Applicant's Address: 500 Griswold St., Suite 2800, Detroit, MI 48226.

ISI Strategy Fund, Inc. [File No. 811-8291]
Total Return U.S. Treasury Fund, Inc. [File No. 811-5040]
North American Government Bond Fund, Inc. [File No. 811-7292]
Managed Municipal Fund, Inc. [File No. 811-6023]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment

company. Applicants transferred their assets to corresponding series of Centre Funds, and on

March 17, 2015, made a distribution to their shareholders based on net asset value. Expenses of

$64,178 incurred in connection with the reorganizations were paid by International Strategy & Investment Inc., the investment adviser of the acquiring trust.

Filing Date: The applications were filed on April 7, 2015.

Applicants' Address: ALPS Fund Services, Inc., 1290 Broadway, Ste. 1100, Denver, CO 80203.

Exchange Listed Funds Trust [File No. 811-23026]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on March 13, 2015.

Applicant's Address: 2545 S. Kelly Ave. Ste. C, Edmond, OK 73013.

Sound Point Floating Rate Income Fund [File No. 811-22768]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Trust for Advised Portfolios, and on May 30, 2014, made distributions to its shareholders based on net asset value. Expenses of approximately $85,103 incurred in connection with the reorganization were paid by Sound Point Capital Management, L.P., applicant's investment adviser.

Filing Dates: The application was filed on February 18, 2015, and amended on April 7, 2015.

Applicant's Address: 375 Park Ave., 25th Floor, New York, NY 10152.

Wexford Trust [File No. 811-5469]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Managed Portfolio Series, and on September 5, 2014, made a distribution to its shareholders based on net asset value. Expenses of $147,793 incurred in connection with the reorganization were paid by Muhlenkamp & Company, Inc., applicant's investment adviser.

Filing Date: The application was filed on April 7, 2015.

Applicant's Address: 5000 Stonewood Dr., Ste. 300, Wexford, PA 15090-8388.

Global Equity Long/Short Master Fund [File No. 811-22459]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its asset to Morgan Creek Global Equity Long/Short Institutional Fund in a despoking transaction, and on July 1, 2014, made distributions to its shareholders based on net asset value. Expenses of $31,920 incurred in connection with the liquidation were ultimately paid by applicant's shareholders.

Filing Dates: The application was filed on December 10, 2014, and amended on April 2, 2015.

Applicant's Address: 301 West Barbee Chapel Rd., Suite 200, Chapel Hill, NC 27517.

American Strategic Income Portfolio Inc. [File No. 811-6404]
American Strategic Income Portfolio Inc. II [File No. 811-6640]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Diversified Real Asset Income Fund, and on September 8, 2014 made distributions to their shareholders based on net asset value. Expenses of $233,545 and $752,809, respectively, incurred in connection with the reorganizations were paid by applicants and the investment advisers of the applicants and the acquiring fund, or their affiliates.

Filing Dates: The applications were filed on December 22, 2014, and amended on March 20, 2015.

Applicants' Address: 800 Nicollet Mall, BC-MN-H04N, Minneapolis, MN 55402.

Hatteras GPEP Fund II, LLC [File No. 811-22594]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering. Applicant currently has fewer than 100 holders of its securities and intends to continue operation as a private fund in reliance on section 3(c)(1) of the Act. Applicant has notified its beneficial owners that certain legal protections afforded to shareholders of an investment company registered under the Act will no longer apply.

Filing Dates: The application was filed on January 9, 2015, and amended on April 9, 2015.

Applicant's Address: 6601 Six Forks Rd., Suite 340, Raleigh, NC 27615.

Eaton Vance Structured Emerging Markets Premium Income Trust [File No. 811-22536]
Eaton Vance Inflation-Linked Income Credit Trust [File No. 811-22567]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Date: The applications were filed on March 26, 2015.

Applicants' Address: Two International Place, Boston, MA 02110.

Helios High Income Fund, Inc. [File No. 811-21332]
Helios Strategic Income Fund, Inc. [File No. 811-21487]
Helios Advantage Income Fund, Inc. [File No. 811-21631]
Helios Multi-Sector High Income Fund, Inc. [File No. 811-21833]

Summary: Each applicant, each a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Each applicant transferred its assets to Brookfield

High Income Fund Inc., and on August 13, 2014, made distributions to their shareholders based on net asset value. Expenses of $64,949, $62,360, $92.044 and $73,813, respectively, incurred in connection with the reorganizations were paid by each applicant and the acquiring fund.

Filing Dates: The applications were filed on December 24, 2014, and amended on March 17, 2015.

Applicants' Address: Brookfield Place, 250 Vesey St., New York, NY 10281-1023.

Putnam Capital Appreciation Fund [File No. 811-7061]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Putnam Investors Fund, and on December 29, 2008, made a distribution to its shareholders based on net asset value. Expenses of approximately $66,568 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on April 15, 2015.

Applicant's Address: One Post Office Sq., Boston, MA 02109.

Putnam Classic Equity Fund [File No. 811-7223]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to The Putnam Fund for Growth and Income, and on December 29, 2008, made distributions to its shareholders based on net asset value. Expenses of approximately $66,568 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on April 15, 2015.

Applicant's Address: One Post Office Sq., Boston, MA 02109.

Putnam Discovery Growth Fund [File No. 811-6203]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Putnam New Opportunities Fund (now known as Putnam Multi-Cap Growth Fund), and on December 29, 2008, made a distribution to its shareholders based on net asset value. Expenses of approximately $66,568 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on April 15, 2015.

Applicant's Address: One Post Office Sq., Boston, MA 02109.

Putnam OTC & Emerging Growth Fund [File No. 811-3512]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Putnam Vista Fund, and on December 29, 2008, made distributions to its shareholders based on net asset value. Expenses of approximately $66,568 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on April 15, 2015.

Applicant's Address: One Post Office Sq., Boston, MA 02109.

Putnam Tax-Free Health Care Fund [File No. 811-6659]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Putnam Tax Exempt Income Fund, and on September 17, 2007, made a distribution to its shareholders based on net asset value. Expenses of approximately $335,299 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on April 13, 2015.

Applicant's Address: One Post Office Sq., Boston, MA 02109.

Martin Currie Business Trust [File No. 811-8612]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 30, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $87,460 incurred in connection with the liquidation were paid by Martin Currie, Inc., applicant's investment adviser.

Filing Dates: The application was filed on March 24, 2015, and amended on April 23, 2015.

Applicant's Address: Saltire Court, 20 Castle Terrace, Edinburgh, Scotland EH1 2ES.

Security Equity Fund [File No. 811-22932]

Summary: Applicant seeks an order declaring that i0t has ceased to be an investment company. Applicant transferred its assets to a corresponding shell series of Guggenheim Funds Trust, and on January 27, 2014 and September 23, 2014, made distributions to its shareholders based on net asset value. Expenses of $523,662 incurred in connection with the reorganization were paid by applicant and Security Investors, LLC, applicant's investment adviser.

Filing Dates: The application was filed on February 19, 2015, and amended on April 23, 2015.

Applicant's Address: 805 King Farm Blvd., Ste. 600, Rockville, MD 20850.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary